United States
Securities and Exchange Commission
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and Amendments Thereto Filed Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Medpace Holdings, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

58506Q109
(CUSIP Number)

Dr. August J. Troendle
c/o Medpace Holdings, Inc.
5375 Medpace Way
Cincinnati, OH 45227
Tel: (513) 579-9911
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 28, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ?

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS August J. Troendle
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ? (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ?
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 603,702
	8	SHARED VOTING POWER 8,148,056
	9	SOLE DISPOSITIVE POWER 603,702
	10	SHARED DISPOSITIVE POWER 8,148,056
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,751,758
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ?
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.4%
14	TYPE OF REPORTING PERSON IN

1	NAMES OF REPORTING PERSONS Medpace Investors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ? (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ?
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,148,056
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,148,056
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,148,056
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ?
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.7%
14	TYPE OF REPORTING PERSON OO (Limited liability company)

This Amendment No. 2 to the Schedule 13D (this "Amendment No. 2") amends and supplements the Statement on Schedule 13D filed with the United States Securities and Exchange Commission on August 26, 2016, as amended by Amendment No. 1 filed on August 8, 2018 (the "Statement"), relating to the common stock (the "Common Stock"), of Medpace Holdings, Inc., a Delaware corporation (the "Issuer").   Capitalized terms used herein without definition shall have the meaning set forth in the Statement.
Item 4. Purpose of Transaction
Item 4 of the Statement is amended and supplemented by inserting the following information:
The responses to Items 5 and 6 of this Schedule 13D are incorporated herein by reference.
On August 20, 2018, MPI entered into a written stock selling plan in accordance with Rule 10b5-1 (the "MPI Plan"). Pursuant to the MPI Plan, MPI may sell up to an aggregate of 250,000 shares of Common Stock, subject to market conditions and the pricing parameters specified in the MPI Plan.  The MPI Plan is scheduled to terminate September 17, 2019 or such earlier date as set forth in the MPI Plan.
Item 5. Interest in Securities of the Issuer
Item 5 of the Statement is amended and restated in its entirety as follows:
(a) - (b)
The following sets forth the aggregate number and percentage of shares of Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition of as of the date of this filing, based on 35,916,883 shares of Common Stock outstanding as of August 31, 2018.
Reporting Person	Amount beneficially owned	Percent of Class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition of	Shared power to dispose or to direct the disposition of
Dr. August J. Troendle	8,751,758	24.4%	603,702	8,148,056	603,702	8,148,056
Medpace Investors, LLC	8,148,056	22.7%	0	8,148,056	0	8,148,056

As of October 2, 2018, MPI is the beneficial holder of 8,148,056 shares of Common Stock and the Trust is the beneficial holder of 603,702 shares of Common Stock. Dr. Troendle is the sole trustee, sole beneficiary and settlor of the Trust. Dr. Troendle is the sole manager of, and has the power to vote and dispose the securities held by, MPI and in such capacity may be deemed to share beneficial ownership of the shares of Common Stock owned by MPI.
Except as set forth in this Item 5(a)-(b), each of the persons named in this Item 5(a)-(b) disclaims beneficial ownership of any shares of Common Stock owned beneficially or of record by any other person named in this Item 5(a)-(b).
(c) MPI sold 250,000 shares in open market transactions under the MPI Plan, as follows:
Trade Date	Shares Sold	Price Per Share
9/19/2018	21,592	$ 58.34(1)
9/19/2018	11,338	$ 59.40(2)
9/19/2018	8,990	$ 60.59(3)
9/19/2018	6,501	$ 61.56(4)
9/19/2018	7,600	$ 62.72(5)
9/19/2018	4,520	$ 63.64(6)
9/19/2018	600	$ 64.31(7)
9/20/2018	53,842	$ 58.29(8)
9/21/2018	2,713	$ 58.47(9)
9/25/2018	38,640	$ 58.36(10)
9/26/2018	44,435	$ 58.34(11)
9/26/2018	2,451	$ 59.13(12)
9/27/2018	18,074	$ 58.45(13)
9/27/2018	28,704	$ 59.27(14)

MPI distributed 747,454 shares in-kind to the holders of MPI's Incentive Units, as follows:
Distribution Date	Shares Distributed	Price Per Share
9/28/2018	747,454	$59.91

Dr. Troendle, as a holder of MPI's Incentive Units, received 251,851 shares in the in-kind distribution by MPI to the holders of MPI's Incentive Units, as follows:
Distribution Date	Shares Distributed	Price Per Share
9/28/2018	251,851	$59.91

(1) The reported price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $58.00 to $58.99. The Reporting Person undertakes to provide full pricing information to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission upon request.
(2) The reported price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $59.00 to $59.94. The Reporting Person undertakes to provide full pricing information to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission upon request.
(3) The reported price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $60.03 to $61.03. The Reporting Person undertakes to provide full pricing information to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission upon request.
(4) The reported price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $61.04 to $61.96. The Reporting Person undertakes to provide full pricing information to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission upon request.
(5) The reported price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $62.15 to $63.14. The Reporting Person undertakes to provide full pricing information to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission upon request.
(6) The reported price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $63.17 to $64.11. The Reporting Person undertakes to provide full pricing information to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission upon request.
(7) The reported price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $64.21 to $64.47. The Reporting Person undertakes to provide full pricing information to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission upon request.
(8) The reported price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $58.00 to $58.74. The Reporting Person undertakes to provide full pricing information to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission upon request.
(9) The reported price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $58.22 to $58.57. The Reporting Person undertakes to provide full pricing information to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission upon request.
(10) The reported price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $58.00 to $58.82. The Reporting Person undertakes to provide full pricing information to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission upon request.
(11) The reported price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $58.00 to $58.99. The Reporting Person undertakes to provide full pricing information to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission upon request.
(12) The reported price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $59.03 to $59.29. The Reporting Person undertakes to provide full pricing information to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission upon request.
(13) The reported price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $58.03 to $58.99. The Reporting Person undertakes to provide full pricing information to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission upon request.
(14) The reported price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $59.03 to $59.49. The Reporting Person undertakes to provide full pricing information to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission upon request.
(15) Represents distributions of the Issuer's shares in-kind to the holders of MPI's Incentive Units.
(d) None.
(e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer
Item 6 of the Statement is amended and supplemented as follows:
Item 4 above summarizes certain provisions of the MPI Plan and is incorporated herein by reference. A copy of the MPI Plan is attached as Exhibit 5 hereto, and is incorporated by reference.
Except as set forth herein and the Statement, none of the Reporting Persons or Related Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.
Item 7. Materials to be Filed as Exhibits
Exhibit Number	Description
1	Joint Filing Agreement*
2	Voting Agreement*
3	Registration Rights Agreement*
4	Form of Lock-Up Agreement*
5	Rule 10b5-1 Stock Trading Plan of Medpace Investors, LLC dated August 20, 2018

* Filed in the Statement.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: October 2, 2018
/s/ Dr. August Troendle
Dr. August Troendle

Medpace Investors, LLC

/s/ Dr. August Troendle
Name: Dr. August Troendle
Title: Sole Manager